                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                              SEC File #000-31987

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

Form 10-KSB [X] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR [ ]
For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: September 30, 2004
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Read  Instruction  (on back page) Before  Preparing  Form,  Please Print or Type
Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the  notification relates to a portion of the filing  checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant: Texhoma Energy, Inc.
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Former Name if Applicable
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321 Broadway Blvd., Reno NV 89502
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q,
N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period.

The financial information required was not available.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Peter Wilson                       (604)                      683-2220
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(Name)                              (Area Code)               (Telephone No.)

(2) have all other  periodic  reports  required under section 13 or 15(d) of the
Securities  Exchange Act of 1934 or section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[x]Yes [ ]No
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(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes [x]No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Texhoma Energy, Inc.
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(Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: 12/28/2004           By: /s/ Peter Wilson
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                                   Peter Wilson, Director

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  if the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules
and Regulations under the Securities Exchange Act of 1934.

2. One signed  original and four  conformed  copies of this form and  amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington,  D.C.  20549,  in accordance  with Rule 0-3 of the General Rules and
Regulations  under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each  national  securities  exchange  on which  any class of  securities  of the registrant is registered.

4.  Amendments to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report  within  the  time  period  prescribed  due to  difficulties  in electronic  filing  should comply with either Rule 201 or Rule 202 of Regulation
S-T  (Section  232.201  or  Section  232.202  of this  chapter)  or apply for an adjustment  in filing date  pursuant to Rule 13(b) of  Regulation  S-T  (Section
232.13(b) of this chapter).